Exhibit 5.2

February 11, 2020

Ministère des Finances

390, boulevard Charest Est

Québec, Québec

Canada G1K 3H4

Direct line +1 514.847.4411

Our reference 1001112082	Email solomon.sananes@nortonrosefulbright.com

Ladies and Gentlemen:

Québec – Issue of US$2,500,000,000 1.500% Global Notes, Series QX, Due February 11, 2025

As Québec counsel to the underwriters in connection with the issuance by Québec of its US$2,500,000,000 1.500% Global Notes, Series QX, due February 11, 2025 (the Notes), we hereby confirm to you our advice as set forth under the headings “Tax Matters – Canadian Federal Income Taxation” and “Validity of the Notes” in the prospectus supplement dated February 4, 2020, to the prospectus dated September 11, 2017 relating to the Notes, subject to the assumptions, qualifications and limitations noted therein, and we hereby consent to the references to us under such headings. We consent to the filing of this letter as an exhibit to the amendment to Form 18-K to be filed by Québec.

By giving such consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission.

Yours very truly,

/s/ Norton Rose Fulbright Canada LLP

Norton Rose Fulbright Canada LLP is a limited liability partnership established in Canada.

Norton Rose Fulbright Canada LLP, Norton Rose Fulbright LLP, Norton Rose Fulbright Australia, Norton Rose Fulbright South Africa Inc and Norton Rose Fulbright US LLP are separate legal entities and all of them are members of Norton Rose Fulbright Verein, a Swiss verein. Norton Rose Fulbright Verein helps coordinate the activities of the members but does not itself provide legal services to clients. Details of each entity, with certain regulatory information, are at nortonrosefulbright.com.